Filed by AMG Funds (SEC File No. 333-254611) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: AMG Funds IV

SEC File No. 811-08004

Time Sensitive: Your vote is needed today!

AMG GW&K Small Cap Value Fund II

Special Meeting of Shareholders

Dear Shareholder:

The Special Meeting of Shareholders of the AMG GW&K Small Cap Value Fund II to be held on June 9, 2021, at 3:00 p.m. ET, is quickly approaching, and our records indicate that we have not yet received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSALS

Voting now helps minimize costs, avoids additional mailings,

and eliminates phone calls to shareholders.

The Proxy Statement we sent you on April 30, 2021 contains important information regarding the proposals that all shareholders are being asked to consider. A copy of the Proxy Statement may be viewed or downloaded at the website listed on your proxy card. Please read the Proxy Statement carefully because it contains important information. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the Fund’s proxy solicitor, toll-free at 1-888-456-7087.

For your convenience, please utilize any of the following methods to submit your vote:

1. Vote Online.

Visit the website noted on the enclosed proxy voting card and follow the instructions.

2. Vote by Phone.

Call the toll-free number printed on the enclosed proxy voting card, and follow the automated instructions. Available 7 days a week, 24 hours a day.

3. Speak with a Proxy Specialist.

Call 1-888-456-7087 with any questions. Specialists can assist with voting.

Available Monday to Friday from 9 a.m. to 11 p.m. ET and Saturday from 12 p.m. to 6 p.m. ET.

4. Vote by Mail.

Mail your signed proxy voting card(s) in the postage-paid envelope included with your proxy materials.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation, and you may disregard this notice.

CFS DATA INPUT IN WHITE SPACE

EXTREMELY IMPORTANT

Reference Number:

Re: Your investment in AMG GW&K Small Cap Value Fund II

Dear Shareholder:

We have been trying to contact you regarding a time-sensitive matter pertaining to your investment. This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

It is very important that we speak to you regarding this matter. The call will only take a few moments of your time. You will not be asked for confidential information and your call will be recorded for your protection.

Please contact us toll-free at 1-866-525-2664. between 10:00 a.m. and 11:00 p.m. EST, Monday through Thursday, between 10:00 a.m. and 5:00 p.m. EST on Friday and between 12:00 p.m. and 6:00 p.m. EST on Saturday. Please respond as soon as possible. At the time of the call, please use the Reference Number listed above.

For more information, please refer to the Proxy Statement, which may be viewed or downloaded at www.proxy-direct.com/AMG-32074. Please read the Proxy Statement carefully because it contains important information.

Thank you in advance for your participation.